Exhibit 99.7

B7 COMPANIES REGISTRATION OFFICE CRO Variation of company capital as prescribed under Section 83(6) Companies Act 2012 (This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014) Company number 145835 CRO receipt date stamp & barcode Please complete using black typescript of BOLD CAPITALS, referring to explanatory notes Company name in full ICON Public Limited Company Description of change note one 35,798 shares in the capital of ICON Public Limited Company (the “Company”) were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company. Date effective Day 22 Month 09 Year 2015 Certification I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7. Signature Name in bold capitals or typescript Diarmaid Cunningham Director Secretary note two Date September 2015 Presenter details Name ICON plc Address South County Business Park, Leopardstown, Dublin 18, Ireland Telephone 01 256 4529 Fax number Email erina.fox@iconplc.com Contact person Erina Fox Dx Number/Exchange Reference Number